July 21, 2006

CONFIDENTIAL

FOR INFORMATION OF SEC STAFF ONLY

Confidential Treatment is requested

For a portion of this letter described below

Via Overnight Delivery

George F. Ohsiek, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amazon.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 17, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 0-22513

Dear Mr. Ohsiek:

On behalf of Amazon.com, Inc., this responds to your letter of July 6, 2006, regarding our Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”). Each of your comments is set forth below, followed by our response.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our responses to Comments 1 and 2. We request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause us competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to FOIA or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned with a copy to the office of our General Counsel.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 1 – Description of Business and Accounting Policies, page 53

Accrued Expense and Other Current Liabilities, page 57

Comment 1

We have reviewed your response to comment 7 in our letter dated May 24, 2006. Please demonstrate for us the immateriality of the income you recorded for unredeemed gift certificates relative

July 21, 2006

to pretax earnings in each period presented. Otherwise revise your future filings as previously requested to disclose the amount of income you record for unredeemed gift certificates in each period presented. Also tell us and revise your proposed gift certificate policy disclosure to clarify what you mean when you say that you recognize revenue for gift certificates without expiration dates “when the likelihood of redemption becomes remote.” In particular, explain whether such recognition is based on specific identification of gift certificates that will not be redeemed, or based on experience with a homogeneous pool of transactions. Also clarify how you determine when the likelihood of redemption is remote, and whether the estimated breakage is recorded as other gift certificates in the homogeneous pool are redeemed, or whether the entire amount of breakage is recorded at the point in time when redemption is determined to be remote.

Response

Pursuant to 17 C.F.R. § 200.83, we hereby request confidential treatment of the numbers bracketed in the first paragraph of this response to Comment 1.

Revenue from unredeemed gift certificates was $[***], $[***] and $[***] million and [***]%, [***]% and [***]% as a percentage of revenue for the years ended December 31, 2005, 2004 and 2003. Income from unredeemed gift certificates would be determined net of associated costs. We do not specifically allocate costs of the gift certificate program between redeemed, unredeemed and expired gift certificates and therefore do not determine the impact of unredeemed certificates on income, so we believe the best measure of materiality is against revenue and not pretax income.

Revenue for an unredeemed gift certificate is recognized upon expiration, which is generally two years from date of issuance. For a gift certificate with no expiration date, revenue is recognized when historical experience indicates services will not be rendered, which is also generally two years from date of issuance. Such recognition is based on specific identification of gift certificates.

In future filings, our proposed policy disclosure with regard to gift certificates in Note 1 to the Financial Statements would be as follows:

“Included in Accrued expenses and other current liabilities at                      and                      are liabilities of $         million and $         million for unredeemed gift certificates. We recognize revenue from a gift certificate when a customer redeems it. If a gift certificate is not redeemed, we recognize revenue when it expires or, for a certificate without an expiration date, when the likelihood of its redemption becomes remote, generally two years from date of issuance.”

Vendor Agreements, page 59

Comment 2

We have reviewed your response to comment 8 in our letter dated May 24, 2006. Please demonstrate for us the immateriality of total cooperative advertising receipts relative to pretax earnings for each period presented, or otherwise revise your future filings as previously requested to disclose the amount of cooperative advertising payments received each period. Also disclose the amount of total cooperative advertising payments included in the cost of sales versus the marketing line items on your statement of operations.

July 21, 2006

Response

Pursuant to 17 C.F.R. § 200.83, we hereby request confidential treatment of the numbers bracketed in the fist paragraph of this response to Comment 2.

Cooperative advertising receipts included as a reduction to marketing expense were $[***], $[***] and $[***] million or [***]%, [***]% and [***]% of pretax income for the years ended December 31, 2005, 2004 and 2003. The receipts are significant as a percentage of pretax income in 2003 because this was our first breakeven year, but we believe they are not material because they do not reflect a significant event or trend.

Cooperative advertising receipts without specific performance criteria are included in cost of sales. Amounts identified by vendors as cooperating advertising receipts are not meaningfully different from other vendor pricing discounts without specific performance criteria. We disclose only net pricing from vendors because we lack objective and reliable evidence to allocate fair value to such individual discounts and a majority of such discounts are deducted directly from the vendor invoice (not received by us separately in cash).

If you have any questions or further comments, please contact me at (206) 266-2903 (telephone) or (206) 266-7010 (facsimile).

Very truly yours,

/s/ Mark S. Peek
Mark S. Peek Senior Vice President and Chief Accounting Officer

cc:	Sarah Goldberg
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Robyn Manuel
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.
P.O. Box 81226
Seattle, WA 98108-1226

Thomas J. Szkutak
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.
P.O. Box 81226
Seattle, WA 98108-1226

July 21, 2006

L. Michelle Wilson
Senior Vice President and General Counsel
Amazon.com, Inc.
P.O. Box 81226
Seattle, WA 98108-1226

Shelley Reynolds
Vice President and Controller
Amazon.com, Inc.
P.O. Box 81226
Seattle, WA 98108-1226

Greg Beams
Partner
Ernst & Young LLP
999 Third Avenue, Suite 3500
Seattle, WA 98104

Ken Marceron
Partner
Ernst & Young LLP
1225 Connecticut Ave, N.W., 8th Floor
Washington, DC 20036

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

Amazon.com Audit Committee Members